BP

9-9-02

02019258

RECEIVED OFFICE OF THE SECRETARY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2002 SEP -3 PM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENJAMIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 SOUTH OYSTER BAY ROAD
(No. and Street)

HICKSVILLE, NEW YORK 11801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO J. BENJAMIN (516) 931-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARNOLD WENIG
(Name – *if individual, state last, first, middle name*)

189 MONTAGUE STREET, BROOKLYN, NEW YORK 11201
(Address) (City) (State) (Zip Code)

RECD S.E.C.
SEP 0 3 2002
535

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COUNTY OF NASSAU.

OATH OR AFFIRMATION

I, LEO J. BENJMAIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENJAMIN SECURITIES, INC., as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On August 23 2002 Leo J. Benjmain appeared before me.

Notary Public

Leo J Benjamin
Signature

President
Title

THOMAS ROSE
NOTARY PUBLIC, State of New York
No. 41-4934231
Qualified in Queens County
Commission Expires 6/13/2006.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SECURITIES, INC.

* * * * *

FINANCIAL STATEMENTS

JUNE 30, 2002

TELEPHONE (718) 522-1398
(718) 522-1431
FAX (718) 522-1433

ARNOLD WENIG
Certified Public Accountant

189 MONTAGUE STREET BROOKLYN, N.Y. 11201

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Arnold Wenig

August 5, 2002

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2002

A S S E T S

Current assets:	
Cash and cash equivalents	$241,826
Marketable securities, at market value	96,602
Commissions receivable	62,073
Prepaid taxes	2,678
Total current assets	403,179
Furniture and equipment (net of accumulated depreciation of $165,636)	108,410
Other assets	7,249
	$518,838

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Equipment loans - current installments	$ 6,711
Accounts payable and accrued expense	31,035
Total current liabilities	37,746
Equipment loan - payable $1,186 monthly including interest	87,501
Stockholders' equity:	
Common stock - no par value:	
Authorized - 20 shares	
Issued and outstanding - 10 shares	500
Paid in capital	98,950
Retained earnings	287,773
Unrealized gain on marketable securities (net of income taxes)	6,368
Total stockholders' equity	393,591
	$518,838

The accompanying notes are an integral part of the financial statements.

ARNOLD WENIG

Certified Public Accountant

BENJAMIN SECURITIES, INC

CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Total	Common stock	Paid-in capital	Retained earnings	Unrealized gain on marketable securities
July 1, 2001	$441,219	$ 500	$ 98,950	$273,745	$ 68,024
Net income	21,836			21,836	
Unrealized loss on marketable securities	(111,122)				(111,122)
Deferred taxes on income	41,658				41,658
Prior years' adjustment				(7,808)	7,808
June 30, 2002	$393,591	$ 500	$ 98,950	$287,773	$ 6,368

The accompanying notes are an integral part of these financial statements.

ARNOLD WENIG

Certified Public Accountant

BENJAMIN SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2002

Revenue:	
Commissions	$ 989,728
Advisory fees	167,106
Income from investments	44,974
Postage and handling	48,974
Total revenue	1,250,782
Expense:	
Clearing fees	138,659
Back office charges	45,196
Commissions (Note 2)	539,264
Professional fees	10,015
Salaries	171,871
Taxes	34,820
Travel & entertainment	6,559
Insurance	65,940
Interest	7,410
Equipment rental	39,221
Automobile expense	17,406
Telephone	15,476
Rent	38,500
Advertising	2,470
Dues & subscriptions	6,921
Depreciation and amortization	14,753
Office expense	38,742
Contributions	1,000
Medical reimbursement	8,548
Repairs and maintenance	15,116
Total expenses	1,217,887
Income before taxes on income	32,895
Taxes on income:	
State	4,408
Federal	6,651
	11,059
Net Income	$ 21,836

The accompanying notes are an integral part of these financial statements.

ARNOLD WENIG

Certified Public Accountant

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2002

	Increase (decrease) in cash
Cash flows from operating activities:	
Net income	$ 21,836
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	14,753
Change in assets and liabilities:	
Receivables and other assets	38,410
Accounts and taxes payable	11,026
Total adjustments	64,189
Net cash from operating activities	86,025
Cash flows from investing activities:	
Purchase and sale of marketable securities - net	140,034
Capital expenditures	(24,801)
Net cash from investing activities	115,233
Cash flow from financing activity:	
Equipment loan	13,562
Equipment loan repayments	(4,505)
Net cash from financing activities	9,057
Net increase in cash	210,315
Cash at beginning of year	31,511
Cash and cash equivalents at end of year	$ 241,826
Supplemental disclosures of cash flow information:	
Cash paid during year for:	
Interest	$ 7,410

The accompanying notes are an integral part of these financial statements.

ARNOLD WENIG

Certified Public Accountant

BENJAMIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

NOTE 1 - STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - COMMISSION EXPENSES:

Commissions represent amounts paid out to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to an officer of the company. A breakdown is as follows:

Officers' commissions	$325,641
Other salesmen	213,623
Total	$539,264

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company paid rent of $38,500 to a limited partnership of which the stockholder of the Company acts as the general partner.

NOTE 4 - PROFIT SHARING PLAN:

The corporation adopted a simplified profit-sharing plan effective July 1, 1998. Employees with two years of service are eligible to participate with immediate vesting.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a member of the National Association of Securities Dealers, Inc., the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2002, the corporation's net capital ratio was .12 to 1 and its net capital was $258,403 compared with minimum net capital required of $100,000.

BENJAMIN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

JUNE 30, 2002

Total ownership equity from balance sheet	$393,591
Less: non-allowable assets	118,337
Capital before haircuts	275,254
Less: Haircut on investments	16,851
Net capital	$258,403

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

JUNE 30, 2002

Minimum net capital required	$100,000
Minimum dollar net capital requirement	$ 2,069
Net capital requirement (greater of above)	$100,000
Excess net capital	$158,403
Excess net capital at 1000%	$255,299

COMPUTATION OF AGGREGATE INDEBTEDNESS

JUNE 30, 2002

Total liabilities	$125,247
Less: Equipment loans	94,212
Aggregate indebtedness	$ 31,035
Percentage of aggregate indebtedness to net capital	12.0%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)	N/A

SCHEDULED II

BENJAMIN SECURITIES, INC.

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3-3

JUNE 30, 2002

Benjamin Securities, Inc. operates under the k(2)(b) exemptive provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing Corporation. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

SCHEDULE III

BENJAMIN SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2002

	Ownership equity	Non-allowable assets and haircuts	Net Capital	Aggregate indebtedness	Ratio
Balance per Focus 11A	$395,750	$152,976	$242,774	$30,825	13.0%
Adjustment to corporate taxes	(2,290)	(2,290)			
Reclassifications	131	(877)	1,008	210	
Adjust haircut		(14,621)	14,621		
Balance per schedule I	$393,591	$135,188	$258,403	$31,035	12.0%

TELEPHONE (718) 522-1398
(718) 522-1431
FAX (718) 522-1433

ARNOLD WENIG
Certified Public Accountant

189 MONTAGUE STREET BROOKLYN, N.Y. 11201

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2002 and have issued my report thereon dated August 5, 2002. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2002, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.

Arnold Wenig

August 5 2002